Cowen Prime Services LLC
Statement of Financial Condition
December 31, 2019
SEC ID 8-68531

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68531

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cowen Prime Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
599 Lexington Avenue
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Francis Jordan **646-690-3257**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name – *of individual, state last, first, middle name*)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- **X** Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Francis Jordan, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cowen Prime Services LLC, as of December 31st, 2019, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Francis Jordan
Chief Financial Officer

PATRICK NELSON WINTER
NOTARY PUBLIC
STATE OF NEW YORK
NO. 02WI6373405
QUALIFIED IN NEW YORK COUNTY
COMM. EXP. 04-09-2022

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Statement of Changes in Subordinated Borrowings

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cowen Prime Services LLC
Index
December 31, 2019
Confidential



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Management
Cowen Prime Services LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cowen Prime Services LLC
(the Company) as of December 31, 2019, and the related notes (collectively, the financial statement). In our
opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as
of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an
opinion on this financial statement based on our audit. We are a public accounting firm registered with the
Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent
with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and
regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan
and perform the audit to obtain reasonable assurance about whether the financial statement is free of material
misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of
material misstatement of the financial statement, whether due to error or fraud, and performing procedures that
respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts
and disclosures in the financial statement. Our audit also included evaluating the accounting principles used
and significant estimates made by management, as well as evaluating the overall presentation of the financial
statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

New York, New York
February 28, 2020

Cowen Prime Services LLC
Statement of Financial Condition
December 31, 2019

(in thousands)

Assets

Cash	$	11,304
Cash segregated in compliance with federal regulations		2,667
Deposits with clearing brokers		8,586
Receivables from brokers, dealers and clearing brokers		7,380
Securities owned, at fair value		148
Receivables on derivative contracts, at fair value		10
Deferred tax assets, net		1,219
Other assets		648
Total assets	$	**31,962**

Liabilities and Member's Equity

Liabilities

Compensation payable	$	6,031
Due to related parties		5,202
Payables to brokers, dealers and clearing brokers		1,460
Payables on derivative contracts, at fair value		156
Soft dollar payable		1,853
Accounts payable, accrued expenses and other liabilities		1,323
Total liabilities		**16,025**
Member's equity		15,937
Total liabilities and member's equity	$	**31,962**

The accompanying notes are an integral part of the financial statement.

1. Organization and Description of Business

Cowen Prime Services LLC (the "Company" or "CPS"), a Delaware limited liability company, is a broker-dealer and investment adviser registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), BATS Y-Exchange, Inc., BATS Z-Exchange, Inc., NASDAQ Stock Market, and NYSE Arca, Inc. The Company offers prime brokerage services and other related services to hedge fund managers, managed account platforms, institutional investors, family offices, and registered investment advisors.

The Company introduces securities transactions and agency trades to be cleared through clearing brokers on a fully disclosed basis and does not carry customer funds or securities.

The Company is also an introducing futures broker subject to regulations of the National Futures Association ("NFA"). The Company is a wholly-owned subsidiary of Cowen PB Holdings LLC ("Cowen PB"), a wholly-owned indirect subsidiary of Cowen Inc. ("CI" or "Ultimate Parent").

The Company has entered into a new line of business related to Unit Investment Trusts ("UIT's"), acting on an Agency basis. Cowen Prime Services will act as depositor, sponsor and principal underwriter, which are all required broker dealer functions within a UIT.

2. Significant Accounting Policies

Basis of Presentation
The Company's financial statement are prepared in accordance with Accounting Principles Generally Accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of financial statement.

Use of Estimates
The preparation of the accompanying financial statement in conformity with US GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the accompanying financial statement. Actual results could materially differ from those estimates.

Cash
Cash consists of cash held on deposit and is concentrated at Bank of America, N.A.

Cash Segregated in Compliance with Federal Regulations
Cash segregated in compliance with federal regulations consists of cash deposited in a special bank account for the exclusive benefit of customers under Securities Exchange Act of 1934 15c3-3(k)(2)(i). Cash segregated in compliance with federal regulations is concentrated at Bank of America, N.A.

Deposits with Clearing Brokers
Under the terms of the agreements between the Company and some of its clearing brokers, balances owed to clearing brokers are collateralized by certain of the Company's cash and securities balances that could be used to offset losses incurred by the clearing brokers on behalf of the Company's activities, if such losses were to occur.

Allowance for Credit Losses
An allowance for credit losses is based on the Company's assessment of the collectability of securities transactions and other receivables. The Company considers factors such as historical experience, credit quality, age of balances and current economic conditions that may affect collectability in determining the allowance for credit losses. At December 31, 2019, the Company did not have any receivables requiring an allowance.

Securities Transactions
Securities owned are recorded on a trade date basis at fair value.

Fair Value Measurements
US GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
Level 2	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and
Level 3	Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes observable requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The Company primarily uses the "market approach" to value its financial instruments measured at fair value. In determining an instrument's level within the hierarchy, the Company categorizes the Company's financial instruments into two categories: securities and derivative contracts.

Securities
Securities with values based on quoted market prices in active markets for identical assets are classified within level 1 of the fair value hierarchy. These securities may include active listed equities, units, warrants, rights, preferred stocks and Exchange Traded Funds ("ETFs"). The Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price. Certain positions for which trading activity may not be readily visible, consisting primarily of corporate debt are stated at fair value and classified within level 2 of the fair value hierarchy. The estimated fair values assigned by management are determined in good faith and are based on available information considering, trading activity, broker quotes, quotations provided by published pricing services, counterparties and other market participants, and pricing models using quoted inputs, and do not necessarily represent the amounts which might ultimately be realized. As level 2 investments include positions that are not always traded in active markets and/or are subject to transfer restrictions, valuations may be

adjusted to reflect illiquidity and/or non-transferability. Level 3 securities consist of equities where market data is not readily available or observable.

Derivative Contracts
Derivative contracts can be exchange-traded or privately negotiated over-the-counter ("OTC"). Exchange-traded derivatives, such as exchange-traded option contracts, are typically classified within level 1 or level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded. OTC derivatives, such as options have inputs which can generally be corroborated by market data and are therefore classified within level 2. OTC derivatives such as options where market data is not readily available or observable are classified as level 3.

Fair Value of Financial Instruments
All of the Company's financial instruments are carried at fair value or amounts that approximate fair value.

Receivables From and Payables to Brokers, Dealers and Clearing Brokers
Receivables from and payables to brokers, dealers and clearing brokers generally include fees related to securities transactions, net and receivables and payables for unsettled transactions.

Other Assets
Other assets consist primarily of prepaid soft dollar balances, fees and other miscellaneous receivables. Receivables are reported net of any allowance for credit losses and are assessed for collectability when aged over 180 days.

Due from/to Related Parties
An affiliate of the Company may advance amounts and pay certain expenses on behalf of employees of the Company or other affiliates of the Company. These amounts settle in the ordinary course of business. The Company receives execution and clearing services for certain brokerage clients from affiliate broker-dealers. The Company additionally engages in interest sharing for securities financing transactions with affiliates.

Compensation Payable
Compensation is comprised of cash bonuses and equity-based compensation, commissions, salaries and benefits. Annual incentive compensation is variable, and the amount paid is generally based on a combination of employees' performance, their contribution to their business segment, and the Company's performance.

Soft Dollar Payable
Soft dollar payable includes amounts due to research providers on behalf of clients, and is based on the commissions allocated to the soft-dollar arrangements based on negotiated soft dollar contribution rates.

Accounts Payable, Accrued Expenses and Other Liabilities
Accounts payable, accrued expenses and other liabilities primarily consist of federal and state income taxes payable, commissions payable to executing brokers, accrued technology expenses, and other miscellaneous liabilities.

Contingencies
In accordance with US GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither accrual nor disclosure is required for losses that are deemed remote. There are no accruals for contingencies recorded as of December 31, 2019.

Income Taxes

The Company is a single member limited liability company that is disregarded for income tax purposes. The Company is included in the consolidated federal and combined state and local tax returns filed by CI. The Company has a tax sharing agreement with CI whereby the Company records income tax liability or benefit as a deemed contribution or distribution, respectively, which is recorded as an adjustment to the Company's equity by the Member. The income tax expense or benefit is computed on a benefit-for-loss basis by a member of a consolidated group. Under this method, tax attributes and deferred tax items, such as net operating losses, are treated as realized by the Company to the extent utilized in CI's consolidated tax return.

The Company accounts for income taxes in accordance with US GAAP, which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to an amount that is not more likely than not to be realized. The Company considers expected sources of taxable income of the consolidated tax group when evaluating the realizability of its deferred tax assets.

US GAAP clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. US GAAP requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Please refer to Note 8, "Income Taxes" for additional information and disclosures.

Share-Based Compensation

Share-based awards relate to the Company's allocated equity grants under CI's equity and incentive compensation plans. See Note 5, "401(k) Savings Plan and Share-Based Compensation" for a description of these awards.

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued guidance simplifying the accounting for income taxes. The guidance simplifies the accounting for income taxes by removing the exceptions to (i) to the incremental approach for intra period tax allocation when there is a loss from continuing operations and income or a gain from other items (for example, discontinued operations or other comprehensive income) (ii) the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment (iii) the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary (iv) general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. Additionally the guidance requires that an entity (i) recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax (ii) evaluate when a step up in the tax basis of goodwill should be considered part of the business combination in which the book goodwill was originally recognized and when it should be considered a separate transaction (iii) reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date as well as specifying that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. However, an entity may elect to do so (on an entity by-entity basis) for a legal entity that is both not subject to tax and disregarded by the taxing authority. The guidance also makes minor Codification improvements for income taxes related to employee stock ownership plans and investments in qualified affordable housing projects accounted for using the equity method. For public business entities, the guidance is effective for reporting periods beginning after December

15, 2020 and interim periods within those fiscal years with early adoption permitted. The Company is currently evaluating the impact of this guidance on the Company's financial statement.

In June 2016, the FASB issued guidance that impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. For public business entities, the guidance is effective for reporting periods beginning after December 15, 2019 and interim periods within those fiscal years. Based on the Company's scoping analysis and impact assessment, the Company does not expect the adoption of this standard, to be significant to the Company's statement of financial condition.

3. Transactions With Related Parties

The Company previously entered into a service level agreement with an affiliate, Cowen Services Company, LLC ("CSC"), in which the employment of all of the Company's employees was assigned and transferred to CSC. Under this agreement, CSC is responsible for the compensation-related payments to these employees for their performance of services provided to the Company, and the Company records the related amounts payable to CSC in due to related parties on the statement of financial condition. CSC also agreed to provide certain administrative, support services and other assistance to the Company. All direct and indirect expenses are paid by CSC through an expense sharing agreement. Indirect expenses are allocated based on time, service, usage and headcount. At December 31, 2019, the Company has a $5.2 million payable to CSC, which is included in due to related parties on the statement of financial condition.

The Company shares commissions with Cowen and Company, LLC ("Cowenco"), an affiliated broker-dealer for introduced clients.

During the year ended December 31, 2019, the Company incurred expenses to an affiliated broker-dealer, ATM Execution LLC ("ATM"), for algorithmic trading services.

The Company has a commission sharing agreement with Westminster Research Associates LLC ("WRA"), an affiliated broker-dealer. The Company remits to WRA a portion of commissions generated from trades executed for soft dollar credits as part of the commission sharing agreement. The Company pays a referral fee for each trade executed as part of the agreement. The Company engages Cowen Execution Services, an affiliate broker-dealer, to provide clearing services for certain introduced customers.

4. Fair Value Measurements

Securities owned at fair value, consist of the following at December 31, 2019:

(in thousands)	Securities Owned
Unit Investment Trusts	$ 148

The following table presents the assets and liabilities that are measured at fair value on a recurring basis on the statement of financial condition by caption and by level within the valuation hierarchy as of December 31, 2019:

	Assets at Fair Value as of December 31, 2019			
(in thousands)	Level 1	Level 2	Level 3	Total
Securities owned, at fair Value				
Unit Investment Trusts	$ 148	$ —	$ —	$ 148
Receivable on derivative Contracts, at fair value				
Options	10	—	—	10
Total	$ 158	$ —	$ —	$ 158

	Liabilities at Fair Value as of December 31, 2019			
(in thousands)	Level 1	Level 2	Level 3	Total
Payables on derivative contracts, at fair value				
Options	$ 156	$ —	$ —	$ 156
Total	$ 156	$ —	$ —	$ 156

The Ultimate Parent has established valuation policies and procedures and an internal control infrastructure over its fair value measurement of financial instruments which includes ongoing oversight by the Valuation Committee as well as periodic reviews performed by the Ultimate Parent's Internal Audit Group. The Valuation Committee is comprised of senior management, including non-investment professionals, who are responsible for overseeing and monitoring the pricing of the Company's investments, including the review of the results of the independent price verification process, approval of new trading asset classes and use of applicable pricing models and approaches.

5. 401(k) Savings Plan, Deferred Cash Awards and Share-Based Compensation

401(k) Savings Plan
Employees of the Company participate in a 401(k) defined contribution retirement savings plan sponsored by CI. Employees are entitled to participate based upon certain eligibility requirements and contribution limitations.

Deferred Cash Awards
Under the 2010 Equity and Incentive Plan, the Company awarded $0.2 million of deferred cash awards to its employees during the twelve months ended December 31, 2019. As of December 31, 2019, the Company had unrecognized compensation expense related to deferred cash awards of $0.3 million.

Share-Based Compensation
The Company's employees participate in CI's various stock incentive plans (the "Plans"). The Plans permit the grant of options, restricted shares, restricted stock units, stock appreciation rights ("SARs") and other equity based awards to the Company's employees and directors. Stock options granted generally vest over two-to-five-year periods and expire seven years from the date of grant. Restricted shares and restricted share units issued may be immediately vested or may vest over a two-to-five-year period. Awards are subject to the risk of forfeiture. As of December 31, 2019, there were no shares available for future issuance under the Equity Plans.

Restricted Shares and Restricted Stock Units Granted to Employees
The following table summarizes the Company's nonvested restricted shares and restricted stock units activity for the twelve months ended December 31, 2019:

8

	Nonvested Restricted Shares and Stock Units	Weighted-Average Grant-Date Fair Value
Balances at beginning of year	29,441	$ 14.61
Granted	9,290	16.99
Vested	(9,444)	14.93
Forfeited	(389)	14.30
Balances at end of year	28,898	$ 15.28

The fair value of restricted shares and restricted stock units is determined based on the number of shares or units granted and the quoted price of CI's Class A common stock on the date of grant. As of December 31, 2019, the Company had $0.4 million of unrecognized compensation cost related to grants of nonvested restricted shares.

6. Receivables from and Payables to Brokers, Dealers and Clearing Brokers

Receivables from and payables to brokers, dealers and clearing brokers includes commissions and fees related to securities transactions and net receivables and payables for unsettled transactions.

Amounts receivable from and payable to brokers, dealers and clearing brokers at December 31, 2019, consist of the following:

(in thousands)	Receivables	Payables
Clearing brokers	$ 7,112	$ —
Commissions	268	1,460
Total	$ 7,380	$ 1,460

7. Regulatory Reporting

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company is also subject to the net capital requirements of the Commodity Futures Trading Commission Regulation 1.17. The Company has elected to compute net capital under the alternative method permitted by SEC Rule 15c3-1. Under the alternative method, the Company's minimum net capital, as defined in (a)(1)(ii) of SEC Rule 15c3-1, equal to the greater of $0.3 million or 2% of aggregate debits arising from customer transactions. As of December 31, 2019, the Company had net capital of approximately $13.7 million, which was approximately $13.4 million in excess of its minimum net capital requirement. Advances to affiliates, repayment of borrowings, distributions, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

The Company claims exemption from SEC's Customer Protection Rule 15c3-3 ("SEC Rule 15c3-3") under subparagraph (k)(2)(ii) since it introduces securities transactions to be cleared through clearing brokers on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker-dealers that carry those accounts. In addition, the Company claims an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i) since it does not carry securities accounts for customers or perform custodial functions relating to customer securities and processes all customer cash transactions through a special reserve bank account for the exclusive benefit of customers.

The Company maintains certain assets in proprietary accounts ("PAB accounts") held at its various clearing brokers, and those balances are considered allowable assets for net capital purposes, pursuant to agreements between the Company and its clearing brokers, which require, among other things, that the clearing brokers perform computations for PAB account and segregate certain balances on behalf of the Company, if applicable.

8. Income Taxes

Deferred tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. As of December 31, 2019, the Company recorded net deferred tax assets of $1.2 million primarily related to compensation-related balances, which is reported on the statement of financial condition. A valuation allowance is recorded to the extent deferred tax assets are not more likely than not to be utilized in the future. The Company did not record any valuation allowance as of December 31, 2019.

The Company considers the taxable income of the consolidated tax group of which the Company is a member in evaluating whether deferred tax assets are expected to be realized. The Company believes it is more likely than not that the results of future operations, taking into account the impact of CI's projected future earnings and tax planning strategies, will generate sufficient taxable income to realize the net deferred tax assets.

The Company's ultimate Parent, CI, is open to examination for the IRS and state and local tax authorities where the Company has significant operations for tax years 2016 through 2018. CI is currently under audit by New York State for the 2013 to 2017 tax years. The Company does not have any uncertain tax positions recorded for the year ended as of December 31, 2019. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

9. Commitment and Contingencies

Commitments

The Company entered into agreements with certain information technology and clearing services providers including Bloomberg LP, Factset, Portfolioshop and Trafix LLC. As of December 31, 2019, the Company's annual minimum guaranteed payments under these agreements are as follows:

(in thousands)

2020	$	601
2021		188
2022		23
Total	$	812

Contingencies

In accordance with US GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters, for which an estimate can be made. Neither a reserve nor disclosure is required for losses that are deemed remote.

As is typical of most SEC registered broker-dealers, the Company receives both routine and non-routine regulatory inquiries relating to its business lines or clients, and is involved in various claims and lawsuits from time to time. The SEC, FINRA, other Self Regulatory Organizations ("SROs") and certain other regulatory bodies, such as state securities commissions and foreign regulators, promulgate and enforce numerous rules and regulations that impact the Company's business. As a registered broker-dealer, the Company is subject, on an ongoing basis, to compliance examinations and inquiries by regulators, some of which may result in the imposition of fines and/or sanctions. Moreover, the Company currently is subject to certain inquiries and investigations, none of which relates to regulatory and financial reporting. The Company believes that none of these inquiries will, when concluded, have a material negative impact on the Company's financial condition.

10. Off-Balance-Sheet Arrangements, Market Risks and Credit Risks

The Company does not have material off-balance sheet arrangements as of December 31, 2019. However, through indemnification provisions in its clearing agreements, customer activities may expose the Company to off-balance-sheet credit risk. Pursuant to the clearing agreements, the Company is required to reimburse its clearing brokers, without limit, for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. However, these transactions are collateralized by the counterparty's underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. Credit risk is the potential loss the Company may incur as a result of the failure of a counterparty or an issuer to make payments according to the terms of a contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the amounts reported as assets at such time.

Market risk represents the risk of loss that may result from the change in value of a financial instrument due to fluctuations in its market price. Market risk may be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. The Company's exposure to market risk is primarily related to the fluctuation in the fair values of securities owned and its role as a financial intermediary in customer trading. Market risk is inherent in financial instruments and risks arise in options, warrants and derivative contracts from changes in the fair values of their underlying financial instruments. In connection with the Company's trading business, management also reviews reports appropriate to the risk profile of specific trading activities. Typically, market conditions are evaluated and transaction details and securities positions are reviewed. These activities are intended to ensure that the Company's trading strategies are conducted within acceptable risk tolerance parameters. Activities include price verification procedures, position reconciliations and reviews of transaction booking. The Company believes that these procedures, which stress timely communications between traders, trading management and senior management, are important elements of the risk management process.

Securities transactions are introduced by the Company to be cleared through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes that an estimable loss cannot be assigned. At December 31, 2019, the Company had recorded no liability.

In the normal course of business, the Company's activities may include trade execution for its clients. These activities may expose the Company to risk arising from price volatility which can reduce clients' ability to meet their obligations. To the extent investors are unable to meet their commitments to the Company, it may be required to purchase or sell financial instruments at prevailing market prices to fulfill clients' obligations. In accordance with industry practice, client equity trades are settled two business days after trade date; fixed income and options trades are settled the next day. Should either the client or the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices.

11. Subsequent Events

The Company has evaluated events through February 28, 2020 and has determined that there were no subsequent events requiring adjustment or disclosure to the financial statement.